SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

OVERLAND STORAGE, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

690310206

(CUSIP number)

Jennifer M. Pulick

Chief Compliance Officer

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 24 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D/A

CUSIP No. 690310206	Page 2 of 24

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 64,042,538[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 64,042,538[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,042,538[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.80%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On June 28, 2013, certain of the Reporting Persons were issued a total of 315,614 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 169,170 shares; CRS was issued 54,917 shares; Crescent was issued 63,438 shares; and Cyrus Select was issued 28,089 shares. The shares issued in payment of accrued interest were issued at $1.15 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes,

Schedule 13D/A

CUSIP No. 690310206	Page 3 of 24

the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 7,286,359 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 7,286,359 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 3,905,490 shares; CRS Master Fund, L.P. (“CRS”) was issued 1,267,826 shares; Crescent 1, L.P. (“Crescent”) was issued 1,464,558 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 648,485 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 343,527 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 184,131 shares; CRS was issued 59,773 shares; Crescent was issued 69,049 shares; and Cyrus Select was issued 30,574 shares. The shares issued in payment of accrued interest were issued at $0.98 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. The percentage ownership of the Issuer’s Common Stock is based upon 39,767,916 shares of Common Stock outstanding as of December 9, 2013, as reported in the Issuer’s definitive proxy statement filed with the Commission on December 19, 2013, plus 47,152,630 shares of Common Stock issued to FBC in connection with the Acquisition and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206	Page 4 of 24

1.	NAMES OF REPORTING PERSONS Crescent 1, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,268,871[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,268,871[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,268,871[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.41%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On June 28, 2013, certain of the Reporting Persons were issued a total of 315,614 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 169,170 shares; CRS was issued 54,917 shares; Crescent was issued 63,438 shares; and Cyrus Select was issued 28,089 shares. The shares issued in payment of accrued interest were issued at $1.15 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the

Schedule 13D/A

CUSIP No. 690310206	Page 5 of 24

Notes being converted divided by $1.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 7,286,359 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 7,286,359 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 3,905,490 shares; CRS Master Fund, L.P. (“CRS”) was issued 1,267,826 shares; Crescent 1, L.P. (“Crescent”) was issued 1,464,558 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 648,485 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 343,527 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 184,131 shares; CRS was issued 59,773 shares; Crescent was issued 69,049 shares; and Cyrus Select was issued 30,574 shares. The shares issued in payment of accrued interest were issued at $0.98 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. The percentage ownership of the Issuer’s Common Stock is based upon 39,767,916 shares of Common Stock outstanding as of December 9, 2013, as reported in the Issuer’s definitive proxy statement filed with the Commission on December 19, 2013, plus 47,152,630 shares of Common Stock issued to FBC in connection with the Acquisition and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206	Page 6 of 24

1.	NAMES OF REPORTING PERSONS CRS Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,882,843[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,882,843[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,843[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.01%[1]
14.	TYPE OF REPORTING PERSON PN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On June 28, 2013, certain of the Reporting Persons were issued a total of 315,614 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 169,170 shares; CRS was issued 54,917 shares; Crescent was issued 63,438 shares; and Cyrus Select was issued 28,089 shares. The shares issued in payment of accrued interest were issued at $1.15 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement

Schedule 13D/A

CUSIP No. 690310206	Page 7 of 24

(the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 7,286,359 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 7,286,359 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 3,905,490 shares; CRS Master Fund, L.P. (“CRS”) was issued 1,267,826 shares; Crescent 1, L.P. (“Crescent”) was issued 1,464,558 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 648,485 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 343,527 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 184,131 shares; CRS was issued 59,773 shares; Crescent was issued 69,049 shares; and Cyrus Select was issued 30,574 shares. The shares issued in payment of accrued interest were issued at $0.98 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. The percentage ownership of the Issuer’s Common Stock is based upon 39,767,916 shares of Common Stock outstanding as of December 9, 2013, as reported in the Issuer’s definitive proxy statement filed with the Commission on December 19, 2013, plus 47,152,630 shares of Common Stock issued to FBC in connection with the Acquisition and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206	Page 8 of 24

1.	NAMES OF REPORTING PERSONS Cyrus Opportunities Master Fund II, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,332,993[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,332,993[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,332,993[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.74%[1]
14.	TYPE OF REPORTING PERSON CO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On June 28, 2013, certain of the Reporting Persons were issued a total of 315,614 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 169,170 shares; CRS was issued 54,917 shares; Crescent was issued 63,438 shares; and Cyrus Select was issued 28,089 shares. The shares issued in payment of accrued interest were issued at $1.15 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement

Schedule 13D/A

CUSIP No. 690310206	Page 9 of 24

(the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 7,286,359 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 7,286,359 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 3,905,490 shares; CRS Master Fund, L.P. (“CRS”) was issued 1,267,826 shares; Crescent 1, L.P. (“Crescent”) was issued 1,464,558 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 648,485 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 343,527 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 184,131 shares; CRS was issued 59,773 shares; Crescent was issued 69,049 shares; and Cyrus Select was issued 30,574 shares. The shares issued in payment of accrued interest were issued at $0.98 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. The percentage ownership of the Issuer’s Common Stock is based upon 39,767,916 shares of Common Stock outstanding as of December 9, 2013, as reported in the Issuer’s definitive proxy statement filed with the Commission on December 19, 2013, plus 47,152,630 shares of Common Stock issued to FBC in connection with the Acquisition and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206	Page 10 of 24

1.	NAMES OF REPORTING PERSONS Cyrus Select Opportunities Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,405,201[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,405,201[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,405,201[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.47%[1]
14.	TYPE OF REPORTING PERSON CO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On June 28, 2013, certain of the Reporting Persons were issued a total of 315,614 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 169,170 shares; CRS was issued 54,917 shares; Crescent was issued 63,438 shares; and Cyrus Select was issued 28,089 shares. The shares issued in payment of accrued interest were issued at $1.15 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement

Schedule 13D/A

CUSIP No. 690310206	Page 11 of 24

(the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 7,286,359 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 7,286,359 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 3,905,490 shares; CRS Master Fund, L.P. (“CRS”) was issued 1,267,826 shares; Crescent 1, L.P. (“Crescent”) was issued 1,464,558 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 648,485 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 343,527 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 184,131 shares; CRS was issued 59,773 shares; Crescent was issued 69,049 shares; and Cyrus Select was issued 30,574 shares. The shares issued in payment of accrued interest were issued at $0.98 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. The percentage ownership of the Issuer’s Common Stock is based upon 39,767,916 shares of Common Stock outstanding as of December 9, 2013, as reported in the Issuer’s definitive proxy statement filed with the Commission on December 19, 2013, plus 47,152,630 shares of Common Stock issued to FBC in connection with the Acquisition and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206	Page 12 of 24

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 64,042,538[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 64,042,538[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,042,538[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.80%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On June 28, 2013, certain of the Reporting Persons were issued a total of 315,614 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 169,170 shares; CRS was issued 54,917 shares; Crescent was issued 63,438 shares; and Cyrus Select was issued 28,089 shares. The shares issued in payment of accrued interest were issued at $1.15 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement

Schedule 13D/A

CUSIP No. 690310206	Page 13 of 24

(the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 7,286,359 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 7,286,359 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 3,905,490 shares; CRS Master Fund, L.P. (“CRS”) was issued 1,267,826 shares; Crescent 1, L.P. (“Crescent”) was issued 1,464,558 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 648,485 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 343,527 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 184,131 shares; CRS was issued 59,773 shares; Crescent was issued 69,049 shares; and Cyrus Select was issued 30,574 shares. The shares issued in payment of accrued interest were issued at $0.98 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. The percentage ownership of the Issuer’s Common Stock is based upon 39,767,916 shares of Common Stock outstanding as of December 9, 2013, as reported in the Issuer’s definitive proxy statement filed with the Commission on December 19, 2013, plus 47,152,630 shares of Common Stock issued to FBC in connection with the Acquisition and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206	Page 14 of 24

1.	NAMES OF REPORTING PERSONS Cyrus Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,151,714[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,151,714[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,151,714[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.42%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On June 28, 2013, certain of the Reporting Persons were issued a total of 315,614 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 169,170 shares; CRS was issued 54,917 shares; Crescent was issued 63,438 shares; and Cyrus Select was issued 28,089 shares. The shares issued in payment of accrued interest were issued at $1.15 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement

Schedule 13D/A

CUSIP No. 690310206	Page 15 of 24

(the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 7,286,359 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 7,286,359 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 3,905,490 shares; CRS Master Fund, L.P. (“CRS”) was issued 1,267,826 shares; Crescent 1, L.P. (“Crescent”) was issued 1,464,558 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 648,485 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 343,527 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 184,131 shares; CRS was issued 59,773 shares; Crescent was issued 69,049 shares; and Cyrus Select was issued 30,574 shares. The shares issued in payment of accrued interest were issued at $0.98 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. The percentage ownership of the Issuer’s Common Stock is based upon 39,767,916 shares of Common Stock outstanding as of December 9, 2013, as reported in the Issuer’s definitive proxy statement filed with the Commission on December 19, 2013, plus 47,152,630 shares of Common Stock issued to FBC in connection with the Acquisition and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206	Page 16 of 24

1.	NAMES OF REPORTING PERSONS FBC Holdings S.á r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,152,630[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,152,630[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,152,630[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 49.19%[1]
14.	TYPE OF REPORTING PERSON OO

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On June 28, 2013, certain of the Reporting Persons were issued a total of 315,614 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 169,170 shares; CRS was issued 54,917 shares; Crescent was issued 63,438 shares; and Cyrus Select was issued 28,089 shares. The shares issued in payment of accrued interest were issued at $1.15 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement

Schedule 13D/A

CUSIP No. 690310206	Page 17 of 24

(the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 7,286,359 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 7,286,359 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 3,905,490 shares; CRS Master Fund, L.P. (“CRS”) was issued 1,267,826 shares; Crescent 1, L.P. (“Crescent”) was issued 1,464,558 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 648,485 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 343,527 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 184,131 shares; CRS was issued 59,773 shares; Crescent was issued 69,049 shares; and Cyrus Select was issued 30,574 shares. The shares issued in payment of accrued interest were issued at $0.98 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. The percentage ownership of the Issuer’s Common Stock is based upon 39,767,916 shares of Common Stock outstanding as of December 9, 2013, as reported in the Issuer’s definitive proxy statement filed with the Commission on December 19, 2013, plus 47,152,630 shares of Common Stock issued to FBC in connection with the Acquisition and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206	Page 18 of 24

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 64,042,538[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 64,042,538[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,042,538[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 66.80%[1]
14.	TYPE OF REPORTING PERSON IN

[1]

On February 12, 2013, the Cyrus Funds (as defined herein) entered into a Note Purchase Agreement with the Issuer (the “NPA”) and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire convertible promissory notes (the “Original Notes”) of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On June 28, 2013, certain of the Reporting Persons were issued a total of 315,614 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 169,170 shares; CRS was issued 54,917 shares; Crescent was issued 63,438 shares; and Cyrus Select was issued 28,089 shares. The shares issued in payment of accrued interest were issued at $1.15 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into an Amended and Restated Note Purchase Agreement with the Issuer (the “Restated NPA”) and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire additional convertible promissory notes (the “New Notes” and, collectively with the Original Notes, the “Notes”) of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. In addition, on November 1, 2013, the Issuer entered into an Acquisition Agreement

Schedule 13D/A

CUSIP No. 690310206	Page 19 of 24

(the “Acquisition Agreement”) with FBC and TDM (two of the Reporting Persons as defined herein) pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg Data Holdings S.à r.l. (“Tandberg”), subject to the terms and conditions set forth in the Acquisition Agreement (the “Acquisition”). FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Securities and Exchange Commission (the “Commission”) of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 7,286,359 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 7,286,359 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities”) was issued 3,905,490 shares; CRS Master Fund, L.P. (“CRS”) was issued 1,267,826 shares; Crescent 1, L.P. (“Crescent”) was issued 1,464,558 shares; and Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select”) was issued 648,485 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 343,527 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 184,131 shares; CRS was issued 59,773 shares; Crescent was issued 69,049 shares; and Cyrus Select was issued 30,574 shares. The shares issued in payment of accrued interest were issued at $0.98 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. The percentage ownership of the Issuer’s Common Stock is based upon 39,767,916 shares of Common Stock outstanding as of December 9, 2013, as reported in the Issuer’s definitive proxy statement filed with the Commission on December 19, 2013, plus 47,152,630 shares of Common Stock issued to FBC in connection with the Acquisition and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

Schedule 13D/A

CUSIP No. 690310206	Page 20 of 24

EXPLANATORY NOTE: This constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D relating to the shares of Common Stock of Overland Storage, Inc. (the “Issuer”) filed with the Commission on February 22, 2013, as subsequently amended by Amendment No. 1 on May 15, 2013, by Amendment No. 2 on November 6, 2013, by Amendment No. 3 on November 13, 2013 and by Amendment No. 4 on December 26, 2013 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Crescent 1, L.P., a Delaware limited partnership (“Crescent”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“Cyrus Opportunities”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (“Cyrus Select”), Cyrus Capital Partners GP, L.L.C., a Delaware limited partnership (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”), Tandberg Data Management S.à r.l., a Luxembourg private limited liability company (“TDM”), and Mr. Stephen C. Freidheim. Each of Cyrus Opportunities, CRS, Crescent and Cyrus Select, or collectively the Cyrus Funds, are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 5 without being defined herein have the respective meanings given to them in the Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented by the following:

As further discussed in Item 4 below, the Cyrus Funds acquired, as of January 16, 2014, New Notes totaling $2,000,000 pursuant to the Amended and Restated Note Purchase Agreement dated November 1, 2013 (the “Restated NPA”) with the Cyrus Funds and certain other note purchasers party hereto, which amended and restated the Note Purchase Agreement dated February 12, 2013 between the Issuer, the Cyrus Funds and the other note purchasers party thereto. The purchase of such New Notes was funded on January 21, 2014. The Cyrus Funds acquired such New Notes in the following original principal amounts in consideration for an equivalent purchase price: Cyrus Opportunities—$1,152,000 of New Notes; CRS—$332,000 of New Notes; Crescent—$366,000 of New Notes; and Cyrus Select—$150,000 of New Notes. The New Notes are convertible by the holder into a number of shares of Common Stock equal to the principal amount of the New Notes being converted divided by $1.00. The Cyrus Funds used their respective fund reserves to purchase New Notes.

As further discussed in Item 4 below, on January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM.

ITEM 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented by the following:

Pursuant to the Restated NPA, the Cyrus Funds agreed that, upon the approval by the Issuer’s shareholders of the issuance of the shares issuable in the Acquisition and certain other matters, the Cyrus Funds would acquire New Notes in an aggregate principal amount of $2,000,000. The Issuer’s shareholders approved such matters on January 16, 2014 and the purchase of such New Notes was funded on January 21, 2014. Of such New Notes, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. In addition, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970.

On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the remaining Original Notes which remain outstanding and all of the New Notes are immediately convertible into the Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA.

Schedule 13D/A

CUSIP No. 690310206	Page 21 of 24

On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. Pursuant to the terms of the Acquisition Agreement, concurrently with the closing of the Acquisition, the Issuer and FBC entered into the Voting Agreement and the Acquisition RRA.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

Schedule 13D/A

CUSIP No. 690310206	Page 22 of 24

ITEM 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is supplemented by the following:

(a) On February 12, 2013, the Cyrus Funds entered into the NPA with the Issuer and certain other purchasers. The NPA provided for the agreement by the Cyrus Funds to acquire the Original Notes of the Issuer in the aggregate original principal amount of $12,000,000 in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The Original Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Original Notes being converted divided by $1.30. On June 28, 2013, certain of the Reporting Persons were issued a total of 315,614 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 169,170 shares; CRS was issued 54,917 shares; Crescent was issued 63,438 shares; and Cyrus Select was issued 28,089 shares. The shares issued in payment of accrued interest were issued at $1.15 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On November 1, 2013, the Cyrus Funds entered into the Restated NPA with the Issuer and certain other purchasers. The Restated NPA provides for the agreement by the Cyrus Funds to acquire the New Notes of the Issuer in the aggregate original principal amount of $7,000,000, subject to certain conditions as set forth in the Restated NPA, in exchange for the payment of the purchase price by the Cyrus Funds in an equivalent amount. The New Notes are convertible, in whole or part, into a number of shares of Common Stock of the Issuer equal to the principal amount of the Notes being converted divided by $1.00. In addition, on November 1, 2013, the Issuer entered into the Acquisition Agreement with FBC and TDM pursuant to which the Issuer agreed to acquire from FBC and TDM all of the capital stock of Tandberg, subject to the terms and conditions set forth in the Acquisition. FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities, CRS, Crescent, Cyrus Select and Cyrus Europe Master Fund, Ltd. TDM, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of FBC. Pursuant to the Restated NPA, the Cyrus Funds and the other Original Note holders agreed that, immediately upon the Issuer’s filing with the Commission of a preliminary proxy statement for the approval of the issuance of the shares issuable in the Acquisition, all of the Original Notes would automatically convert into shares of Common Stock pursuant to their existing terms and at their existing conversion price of $1.30 per share, subject to a limitation in the Restated NPA restricting the Reporting Persons, as a group, from holding more than 19.99% of the Issuer’s outstanding Common Stock immediately following such conversion. The Issuer filed such preliminary proxy statement with the Commission on November 8, 2013, causing the conversion of an aggregate of $9,472,267 of Original Notes held by certain of the Reporting Persons into 7,286,359 shares of Common Stock and requiring certain of the Reporting Persons to acquire, as of November 8, 2013, New Notes in an aggregate principal amount of $3,000,000 pursuant to the Restated NPA. Of the 7,286,359 shares of Common Stock issued upon such conversion of Original Notes, Cyrus Opportunities was issued 3,905,490 shares; CRS was issued 1,267,826 shares; Crescent was issued 1,464,558 shares; and Cyrus Select was issued 648,485 shares. After the conversion of the Original Notes described above, Cyrus Opportunities directly owns Original Notes in the principal amount of $1,354,863; CRS directly owns Original Notes in the principal amount of $439,826; Crescent directly owns Original Notes in the principal amount of $508,075; and Cyrus Select directly owns Original Notes in the principal amount of $224,970. Of the New Notes that were acquired as of November 8, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,728,000; CRS acquired New Notes in the principal amount of $498,000; Crescent acquired New Notes in the principal amount of $549,000; and Cyrus Select acquired New Notes in the principal amount of $225,000. The purchase of such New Notes was funded on November 12, 2013. Also on November 8, 2013, certain of the Reporting Persons were issued a total of 343,527 shares of Common Stock for interest accrued on the Original Notes. Of such shares of Common Stock, Cyrus Opportunities was issued 184,131 shares; CRS was issued 59,773 shares; Crescent was issued 69,049 shares; and Cyrus Select was issued 30,574 shares. The shares issued in payment of accrued interest were issued at $0.98 per share. These shares of Common Stock were issued at the option of the Issuer in lieu of payment of interest in cash. On December 19, 2013, the Issuer filed its definitive proxy statement for the approval of the issuance of the shares issuable in the Acquisition requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. The purchase of such New Notes was funded on December 24, 2013. Of the New Notes that were acquired as of December 19, 2013, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. On January 16, 2014, the Issuer’s shareholders approved certain matters, including the issuance of the shares issuable in the Acquisition, thereby requiring certain of the Reporting Persons to acquire New Notes in an aggregate principal amount of $2,000,000 pursuant to the Restated NPA. Of the New Notes that were acquired as of January 16, 2014, Cyrus Opportunities acquired New Notes in the principal amount of $1,152,000; CRS acquired New Notes in the principal amount of $332,000; Crescent acquired New Notes in the principal amount of $366,000; and Cyrus Select acquired New Notes in the principal amount of $150,000. The purchase of such New Notes was funded on January 21, 2014. Taking into account such acquisition of New Notes, Cyrus Opportunities directly owns New Notes in the aggregate principal amount of $4,032,000; CRS directly owns New Notes in the aggregate principal amount of $1,162,000; Crescent directly owns New Notes in the aggregate principal amount of $1,281,000; and Cyrus Select directly owns New Notes in the aggregate principal amount of $525,000. On January 16, 2014, the Issuer’s shareholders also approved the issuance of all of the shares of common stock issuable upon conversion of all of the Original Notes and all of the New Notes, as a result of which the limitation in the Restated NPA that the total number of shares of Common Stock beneficially owned by the Reporting Persons not exceed 19.99% of the Issuer’s outstanding Common Stock is no longer applicable. As a result of such approval, all of the Original Notes which remain outstanding and all of the New Notes are immediately convertible into the

Schedule 13D/A

CUSIP No. 690310206	Page 23 of 24

Issuer’s Common Stock at the election of the holder of such Notes pursuant to the terms of the Restated NPA. On January 21, 2014, the Acquisition was consummated and FBC was issued 47,152,630 shares of the Issuer’s Common Stock in exchange for all of the outstanding capital stock of Tandberg and Tandberg became a wholly owned subsidiary of the Issuer. Prior to the closing of the Acquisition, TDM transferred to FBC all of the capital stock of Tandberg which was held by TDM. The percentage ownership of the Issuer’s Common Stock is based upon 39,767,916 shares of Common Stock outstanding as of December 9, 2013, as reported in the Issuer’s definitive proxy statement filed with the Commission on December 19, 2013, plus 47,152,630 shares of Common Stock issued to FBC in connection with the Acquisition and assuming all of the outstanding Original Notes and New Notes held by all of the Reporting Persons are converted into shares of the Issuer’s Common Stock pursuant to the terms of the Restated NPA and all accrued interest is paid in cash.

(c) Except as set forth or incorporated herein, there have been no transactions with respect to the securities of the Issuer during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

Schedule 13D/A

CUSIP No. 690310206	Page 24 of 24

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 27th day of January, 2014.

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRESCENT 1, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRS MASTER FUND, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS CAPITAL ADVISORS, L.L.C.
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

FBC HOLDINGS S.á r.l.
By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

By:	/s/ Stephen C. Freidheim
Stephen C. Freidheim, individually